Exhibit 2.1(b)

Valcon Acquisition B.V.

May 4th, 2006

VNU N.V.

Ceylonpoort 5-25

2037 AA Haarlem

Attention: Supervisory Board and Executive Board

Gentlemen:

Reference is made to the Merger Protocol, dated as of March 8, 2006 (the “Merger Protocol”), between Valcon Acquisition B.V. (the “Offeror”) and VNU N.V. (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Protocol.

Whereas:

(A)	the Offeror has decided (i) to increase the Offer Price per Ordinary Shares to EUR 29.50, (ii) to increase the Offer Price per 7% Preferred Share to EUR 21.00, (iii) to lower the acceptance level threshold for the Ordinary Shares tendered under the Offer as stated in Clause 7.1.1 of the Merger Protocol from 95% to 80% and (iv) to extend the acceptance period to 19 May 2006 at 15:00 hours, Amsterdam time (9:00 hours, New York time);

(B)	the decision under (A) requires that certain amendments be made to the Merger Protocol;

(C)	the Offeror and the Company now wish to make these amendments to the Merger Protocol in connection with the decision set out under (A) above;

The Offeror and the Company hereby agree that:

(i)	the reference to “EUR 28.75 (in words: twenty eight euros seventy five cents)” in Clause 1.2(a) of the Merger Protocol is replaced by: “EUR 29.50 (in words: twenty nine euros fifty cents)”;

(ii)	the reference to “EUR 13.00 (in words: thirteen euros)” in Clause 1.2(b) of the Merger Protocol is replaced by: “EUR 21.00 (in words: twenty one euros)”;

(iii)	in connection with the extension of the acceptance period as set out above, Clause 7.2 of the Merger Protocol is deleted;

(iv)	in connection with (iii) above, the words “in accordance with Clause 7.2” in Clause 1.4 of the Merger Protocol are deleted, and

(iv)	the reference to “95%” in Clause 7.1.1 of the Merger Protocol is replaced by “80%”

The parties hereby confirm that the amendments set out above are otherwise without prejudice to their rights and obligations under the Merger Protocol. For the avoidance of doubt, this letter agreement shall constitute an amendment of, and shall be construed as an integral part of, the Merger Protocol, and wherever the terms “Merger Protocol” and “Offer” and other defined terms are used in the Merger Protocol they shall contemplate the Merger Protocol and the Offer as amended by this letter agreement. A clause that no longer exists is without prejudice.

For the avoidance of doubt, the continued effectiveness of the indemnity in Clause 14.6 of the Merger Protocol shall not be not affected by any of the changes set out above, it being understood that the cross reference to Clause 7.1.1 in that clause should be read as a cross reference to Clause 7.1.1 as amended above.

This letter is construed in accordance with and shall be governed exclusively by the laws of The Netherlands. All disputes in connection with this letter shall be finally settled in accordance with the Arbitration Rules in relation to domestic arbitration of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal shall be composed of three arbitrators, to be appointed in accordance with such Arbitration Rules. The place of the arbitration will be Amsterdam, The Netherlands. The arbitrators will decide according to the rules of law. The language of the arbitration shall be English.

If the foregoing correctly sets forth the agreement of the parties, then please execute and deliver this letter agreement as indicated below.

Sincerely,

VALCON ACQUISITION B.V.

/s/ Authorized Signatory Name: Title:	/s/ Authorized Signatory Name: Title:

/s/ Authorized Signatory Name: Title:	/s/ Authorized Signatory Name: Title:

/s/ Authorized Signatory Name: Title:	/s/ Authorized Signatory Name: Title:

Agreed and Accepted:

VNU N.V.

/s/ Authorized Signatory Name: Title:

/s/ Authorized Signatory Name: Title:

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